UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Jeffrey Staszak

President and Chief Executive Officer

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, California 94538

(510) 743-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Gordon K. Ho, Esq.

Barbara L. Borden, Esq.

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”). The address of the principal executive offices of Volterra is 47467 Fremont Blvd, Fremont, California 94538 and its telephone number is (510) 743-1200. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Volterra” refer to Volterra Semiconductor Corporation.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $0.001 per share, of Volterra. As of August 26, 2013, there were 25,053,874 shares of Common Stock of Volterra issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Volterra, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Volterra’s website is http://www.volterra.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on August 30, 2013 (together with any amendments and supplements thereto, the “Schedule TO”) by Maxim Integrated Products, a Delaware corporation (“Parent”) and Victory Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock, par value $0.001 per share, of Volterra (sometimes referred to herein as, the “Shares”), for a purchase price of $23.00 per Share, net in cash (the “Offer Price”), without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 30, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The Offer to Purchase and the Letter of Transmittal are being mailed to Volterra’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 15, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, and Volterra. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable laws, Purchaser will merge with and into Volterra (the “Merger”), with Volterra continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or Volterra (or held in its treasury), any wholly-owned subsidiary of Parent, or by any stockholder of Volterra who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive, without interest thereon and less any required withholding taxes, an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), Volterra will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is at 9:00 a.m. Eastern Time on September 30, 2013, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

As set forth in the Offer to Purchase, the principal office address of each of Parent and Purchaser is 160 Rio Robles, San Jose, California 95134. The telephone number at the principal office is (408) 601-1000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Volterra or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Arrangements between Volterra and its Executive Officers, Directors and Affiliates.

Our executive officers and members of our Board of Directors (the “Board”) may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the substitution of each outstanding and unvested option of the Company to acquire Shares (“Stock Option”) that has an exercise price less than the Offer Price and is held by an individual who will be an “employee” of Parent or one of its affiliates after the Effective Time (the “Continuing Employee”), including Stock Options held by the Company’s executive officers and directors, with a substitute option (a “Substitute Option”) to acquire a number of shares of common stock of Parent (“Parent Common Stock”) equal to the product (rounded down to the nearest whole share) of (A) the number of Shares subject to the Stock Option immediately prior to the Effective Time, multiplied by (B) the Substitute Ratio (as defined below). The exercise price per share of each such Substitute Option will be equal to the quotient (rounded up to the next whole cent) arrived at by dividing (1) the per share exercise price of each Stock Option for which a Substitute Option was substituted, by (2) the Substitute Ratio (as defined below). The “Substitute Ratio” will be calculated as a fraction, the numerator of which is equal to the Offer Price and the denominator of which is equal to the average of the closing trading price of Parent Common Stock reported on the Nasdaq Global Select Market for the ten trading days ending five trading days prior to the closing date of the Merger (carried out to four decimal points), subject to adjustment for stock splits, stock dividends and similar events;

•	the acceleration of vesting and cancelation of each outstanding Stock Option that is not being substituted with a Substitute Option and is not exercised prior to the Effective Time and the conversion of such Stock Option into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes;

•	the acceleration of vesting of all unvested Stock Options and restricted stock unit awards held by non-employee directors of the Company who are required to resign their position as a director prior to the Effective Time;

•	the substitution of each restricted stock unit that is outstanding immediately prior to the Effective Time and is held by a Continuing Employee, including restricted stock units held by the Company’s executive officers and directors, with a restricted stock unit to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (1) the number of shares of the Company’s Common Stock subject to such restricted stock unit immediately prior to the Effective Time, multiplied by (2) the Substitute Ratio;

•	the receipt of certain payments and benefits under the Company’s Severance Benefit Plan upon certain types of terminations of employment that occur before or following the Effective Time; and

•	the entitlement to indemnification and exculpation benefits in favor of directors and officers of the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see our Proxy Statement filed with the SEC on March 18, 2013, including the information under the headings “Executive Compensation” and “Certain Relationships and Related Transactions,” which are incorporated herein by reference.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Volterra who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Volterra. As of August 15, 2013, the executive officers and directors of Volterra beneficially owned, in the aggregate, 322,331 Shares, excluding Shares issuable upon the exercise of Stock Options or upon vesting of restricted stock unit awards.

The following table sets forth (a) the number of Shares beneficially owned as of August 15, 2013 by each of our executive officers and directors, excluding Shares issuable upon the exercise of Stock Options and settlement of restricted stock unit awards and (b) the aggregate cash consideration that would be payable for such Shares, rounded to the nearest dollar (without taking into account any applicable tax withholding).

Name	Number of Shares Owned		Cash Value of Shares Owned
Executive Officers
Jeff Staszak, President and Chief Executive Officer	97,895	[1]	$2,251,585
Craig Teuscher, SVP and Chief Operating Officer	116,786	[2]	$2,686,078
Mike Burns, SVP of Finance and Chief Financial Officer	5,478		$125,994
Bill Numann, SVP Server and Storage Group	25,622	[3]	$589,306
Directors
Chris Paisley, Chairman of the Board	25,800		$593,400
Simon Biddiscombe	—		—
Fu-Tai Liou	20,700		$476,100
Ralph Quinsey	8,500		$195,500
Jeff Richardson	3,600		$82,800
Edward Ross	17,050		$392,150
Stephen Smith	900		$20,700
All of our current directors and executive officers as a group (11 persons)	322,331		$7,413,613

(1)	Includes (i) 13,395 shares held directly by Mr. Staszak, (ii) 84,500 shares held by the Staszak Family Living Trust, of which Mr. Staszak is a co-trustee.

(2)	Includes (i) 2,232 shares held directly by Dr. Teuscher (ii) 114,554 shares held by the Teuscher 2007 Trust, of which Dr. Teuscher is a co-trustee.
(3)	Includes (i) 1,712 shares held directly by Mr. Numann (ii) 23,910 shares held by the Numann Revocable Trust, of which Mr. Numann is a co-trustee.

Treatment of Stock Options and Restricted Stock Units

Pursuant to the Merger Agreement, each Stock Option that is then outstanding and unvested, has an exercise price less than the Offer Price, and is held by an individual who, after the Effective Time, will be a Continuing Employee shall be substituted with an option to purchase a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share of Parent Common Stock) of (1) the number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (2) the Substitute Ratio, with a per share exercise price applicable to such Substitute Option equal to the quotient (rounded up to the next whole cent) arrived at by dividing (A) the per share exercise price of each Stock Option for which a Substitute Option was substituted, by (B) the Substitute Ratio.

Each Option that is not being substituted with a Substitute Option and that is outstanding immediately prior to the Effective Time shall become fully vested and exercisable no later than five (5) days prior to the Effective Time and, if not exercised prior to the Effective Time, shall be cancelled immediately following the Effective Time and converted into the right to receive a cash payment equal to the excess, if any, of the Offer Price over the exercise price per share of such Stock Options for each Share then subject to such Stock Option, without interest and less any required withholding taxes.

All outstanding restricted stock units for shares of Common Stock held by Continuing Employees will be substituted and become restricted stock units to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share of Parent Common Stock) of (1) the number of Shares subject to such restricted stock unit immediately prior to the Effective Time, multiplied by (2) the Substitute Ratio.

The table below sets forth, for each of our executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on the Stock Options having exercise prices below the Offer Price and restricted stock units held by each such executive officer and director, as of August 15, 2013, based on the following (a) the aggregate number of Shares subject to such Stock Options and restricted stock units and (b) the hypothetical value of such Stock Options and restricted stock units on a pre-tax basis at the Effective Time, calculated by (i) in the case of Stock Options, multiplying the excess of the Offer Price over the respective weighted average per share exercise prices (rounded up to the nearest cent) of the Stock Options by the number of Shares subject to such Stock Options and (ii) in the case of restricted stock units, multiplying the Offer Price by the number of Shares subject to such restricted stock units.

Since July 1, 2013 (the period commencing 60 days prior to the filing of this Schedule 14D-9), certain of our executive officers and directors have exercised their Stock Options and have sold Shares received upon exercise of such Stock Options. A list of the transactions involving the sale of Shares received upon the exercise of Stock Options or vesting of restricted stock unit awards is set forth in “Item 6. Interest in Securities of the Subject Company” below. Our executive officers and directors may continue to exercise their Stock Options prior to the Effective Time.

	Vested Options			Unvested Options				Restricted Stock Units
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Cash Spread Value from Vested Options “Cashed Out” in Merger (1)	Number of Shares Underlying Unvested Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Substituted Unvested Options (2)	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Value of Substituted Restricted Stock Units (3)
Jeff Staszak	518,125	$14.03	$8.97	121,875	$15.49	$7.51	$5,562,863	—	$—
Craig Teuscher	222,750	$13.52	$9.48	93,250	$15.30	$7.70	$2,829,695	30,000	$690,000
Mike Burns	35,250	$15.60	$7.40	53,250	$15.43	$7.57	$663,953	25,000	$575,000
Bill Numann	239,750	$14.05	$8.95	28,250	$15.71	$7.29	$2,351,705	20,000	$460,000
Chris Paisley	47,500	$12.22	$10.78	—	$—	$—	$512,050	3,600	$82,800
Simon Biddiscombe	—	$—	$—	30,000	$15.12	$7.88	$236,400	900	$20,700
Fu-Tai Liou	15,200	$8.62	$14.38	—	$—	$—	$218,576	3,600	$82,800
Ralph Quinsey	—	$—	$—	—	$—	$—	$—	3,600	$82,800
Jeff Richardson	—	$—	$—	—	$—	$—	$—	3,600	$82,800
Edward Ross	42,500	$12.64	$10.36	—	$—	$—	$440,300	3,600	$82,800
Stephen Smith	—	$—	$—	—	$—	$—	$—	3,600	$82,800
All of our current directors and executive officers as a group (11 persons)	1,121,075			326,625			$12,814,542	97,500	$2,242,500
Total Value									$15,057,042

(1)	The amounts in this column reflect the difference between the Offer Price and the weighted average exercise price of vested in-the-money options held by the individual, not the amount of the cash payments that will actually be received by the individual upon the Effective Time.
(2)	The amounts in this column reflect the difference between the Offer Price and the weighted average exercise price of unvested in-the-money options held by the individual, not the value of the substituted option for accounting purposes or the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options.
(3)	The amounts in this column reflect the Offer Price multiplied by the number of shares subject to the restricted stock units held by the individual, not the value of the substituted restricted stock units for accounting purposes or the amount, if any, that will actually be realized by the individual upon future settlement or other disposition of the restricted stock units.

Employee Stock Purchase Plan

We suspended the commencement of any new offering periods under our Employee Stock Purchase Plan (the “ESPP”), effective after August 15, 2013, unless and until the Merger Agreement is terminated. Prior to the acceptance of Shares for payment pursuant to the Offer (the “Acceptance Time”), we are required to take all actions necessary to:

•	cause the offering period under the ESPP that is outstanding as of the date of the Merger Agreement to be terminated as of the fifth business day prior to the Acceptance Time or the date such offering period terminates by its terms, if earlier (such date, the “Final Purchase Date”);

•	make any pro-rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP;

•	cause the exercise (as of the Final Purchase Date) of each outstanding purchase right under the ESPP;

•	provide that no further offering period or purchase period shall commence under the ESPP after the date of the Merger Agreement subject to the occurrence of the Acceptance Time; and

•	ensure that no individual shall be permitted to make a new election to purchase shares in any current offering period or increase his or her election to purchase shares in any current offering period.

Severance Benefit Plan

In January 2010, we adopted the Volterra Semiconductor Corporation Severance Benefit Plan (the “Severance Benefit Plan”), which provides for certain severance and change of control benefits, on terms recommended by the Compensation Committee. The following executive officers of Volterra are eligible to and have elected to participate in the Severance Benefit Plan:

•	Jeff Staszak

•	Mike Burns

•	Bill Numann

•	Craig Teuscher

Generally, the Severance Benefit Plan provides that, in the event of a termination of the participant’s service by the Company without Cause more than two months prior to or more than 12 months following a Change in Control of Volterra (a “Non-Change in Control Termination”), Volterra will provide the participant:

•	a lump sum payment equal to 12 months of the participant’s base salary, and 12 months of continued COBRA health care coverage, in the case of Mr. Staszak.

•	a lump sum payment equal to six months of the participant’s base salary, and six months of continued COBRA health care coverage, in the case of Messrs. Burns and Numann and Dr. Teuscher.

Under the Severance Benefit Plan, in the event of a termination of the participant’s service either by Volterra without Cause or by the participant for Good Reason if such termination of service occurs within two months prior to or within 12 months following a Change in Control of Volterra (a “Change in Control Termination”), the Company will provide the participant:

•	a lump sum payment equal to 18 months of the participant’s base salary and 150% of the participant’s bonus amount (generally, the average incentive bonus earned in the past two years), and 18 months of continued COBRA health care coverage, in the case of Mr. Staszak.

•	a lump sum payment equal to 12 months of the participant’s base salary and 100% of the participant’s bonus amount (generally, the average incentive bonus earned in the past two years), and 12 months of continued COBRA health care coverage, in the case of Messrs. Burns and Numann and Dr. Teuscher.

In addition, in the case of a Change in Control Termination, a terminated participant will become immediately fully vested in all of his or her outstanding equity awards.

The payments and benefits described above will be subject to the participant entering into a separation agreement and release of claims against Volterra, and agreeing to certain non-compete, non-solicitation and non-disparagement covenants.

Under the Severance Benefit Plan, a “Change in Control” means one or more of the following events:

•	a third party acquires more than 50% of the combined voting power of the Volterra’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction;

•	a merger, consolidation or similar transaction, after which the stockholders of Volterra immediately own less than 50% of the combined outstanding voting power of the surviving entity;

•	a sale, lease, license or other disposition of all or substantially all of the assets of Volterra; or

•	during any period of two consecutive years, individuals who, at the beginning of such period are members of the Board cease to constitute at least a majority of the members of the Board.

Under the Severance Benefit Plan, “Cause” means one or more of the following:

•	indictment, conviction of or plea of guilty or nolo contendere to, any crime that constitutes a felony under federal or state law;

•	participation in any fraud or material dishonesty against Volterra;

•	intentional misconduct or material failure to perform assigned duties;

•	material violation or breach of any Volterra policy, agreement with Volterra, or any duty to the Company (including, but not limited to, unauthorized use or disclosure of Volterra’s confidential information or trade secrets); or

•	failure to cooperate with Volterra in any investigation or formal proceeding.

Under the Severance Benefit Plan, “Good Reason” means the resignation of the participant if one of the following actions takes place without the participant’s prior written consent:

•	there is a material diminution in the authority, duties or responsibilities, provided, however, that if the participant retains substantially the same position held prior to a Change in Control, but in a distinct legal entity or business unit of a larger entity following such Change in Control, that shall not constitute a resignation for good reason;

•	there is a material reduction in the participant’s base salary that is not a part of a Company-wide reduction plan;

•	the participant is required to relocate his or her principal place of employment to a location more than 35 miles from his place of employment immediately prior to such change; or

•	any acquirer of Volterra materially fails to assume and perform the obligations of Volterra under the Severance Benefit Plan.

The following table provides information regarding the estimated payments and benefits that our executive officers would have been eligible to receive if their employment with the Company had been terminated in connection with a Change of Control as of August 15, 2013:

Severance upon a “Change in Control Termination”:

Name	Cash	Bonus	Benefits (COBRA) Continuation	Equity Award Acceleration (1)	Total
Jeff Staszak	$645,000	$25,000	$20,324	$939,094	$1,629,418
Craig Teuscher	$300,000	$12,500	$17,869	$1,408,203	$1,738,571
Mike Burns	$270,000	$12,500	$22,505	$978,003	$1,283,008
Bill Numann	$260,000	$10,000	$15,575	$666,003	$951,577

(1)	This column reports the intrinsic value of the unvested portions of each executive officer’s awards that may accelerate in the circumstances described above. For options, this value is calculated by multiplying the amount (if any) by which the Offer Price exceeds the exercise price of the Stock Option by the number of shares subject to the accelerated portion of the Stock Option. For restricted stock units, this value is calculated by multiplying the Offer Price by the number of shares subject to the accelerated portion of the restricted stock units

The Severance Benefit Plan contains a “better after-tax” provision, which provides that if any of the payments to a Severance Benefit Plan participant constitutes a parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the payments will be either (i) reduced, or (ii) provided in full to the participant, whichever results in the participant receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Code Section 4999, in each case based upon the highest marginal rate for the applicable tax.

Employment Arrangements with Named Executive Officers

Volterra’s officers, including its executive officers, do not have employment agreements with Volterra. Volterra has established a Severance Benefit Plan for certain of its officers to provide severance benefits in connection with such officer’s termination without cause, or termination or resignation in connection with a change of control transaction. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—

Arrangements between Volterra and its Executive Officers, Directors and Affiliates—Severance Benefit Plan” above for more detailed terms of the Severance Benefit Plan.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the Acceptance Time occurred on August 15, 2013 and the employment of the executive was terminated without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table. In addition, each named executive officer is subject to a “better after-tax” provision. For a narrative description of the “better after-tax” provision and the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volterra and its Executive Officers, Directors and Affiliates—Severance Benefit Plan” above.

Name	Cash (1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Jeff Staszak	$670,000	$939,094	$20,324	$1,629,418
Craig Teuscher	$312,500	$1,408,203	$17,869	$1,738,571
Mike Burns	$282,500	$978,003	$22,505	$1,283,008
Bill Numann	$270,000	$666,003	$15,575	$951,577

(1)	The amount listed in the column represents (i) 18 months of additional salary based on the salary in effect as of August 15, 2013 for Mr. Staszak and 12 months of additional salary based on the salary in effect as of August 15, 2013 for Messrs. Burns and Numann and Dr. Teuscher, (ii) a lump-sum cash payment of 100% of the participant’s bonus amount (150% in the case of Mr. Staszak), which is generally, the average incentive bonus earned in the past two years.
(2)	The amount listed in the column represents, as of August 15, 2013, a total consideration of $23.00 per Share in respect of unvested Shares subject to Stock Options and restricted stock units on a pre-tax basis at the Effective Time. This amount represents (i) the value of cash amounts payable in respect of Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of the Stock Options by (b) the number of unvested shares subject to such Stock Option and (ii) the value of cash amounts payable in respect of restricted stock units, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the Offer Price by (b) the number of unvested shares subject to such restricted stock unit. See “Item 4. The Solicitation or Recommendation—Opinions of Volterra’s Financial Advisors—Summary of Joint Financial Analyses.”
(3)	Estimated amount of premiums for continued coverage under Volterra’s group health plans for 18 months for Mr. Staszak and 12 months for Messrs. Burns and Numann and Dr. Teuscher.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 between Volterra and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Volterra, on the one hand, and Parent, Purchaser, any of their affiliates or Volterra, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Volterra entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Director Compensation

Volterra uses a combination of cash and stock-based incentive compensation to attract and retain qualified individuals to serve on the Board. In setting director compensation, Volterra considers the significant amount of time that the non-employee directors expend in fulfilling their duties to Volterra as well as the skill-level required by Volterra of members of the Board. As of August 15, 2013, only one of our directors, Mr. Staszak, was a Volterra employee.

In conjunction with the compensation review performed for Volterra’s officers, as described above, the Volterra Compensation Committee engaged Compensia, Inc. (“Compensia”) to advise it with respect to its compensation actions and decisions related to our executive and board of director compensation programs. Volterra and Compensia reviewed the compensation to be paid to our non-employee directors, based on the same compensation peer group used in making compensation decisions for Volterra’s officers. Compensia presented information on director compensation that evaluated a role-based differentiation of compensation levels, and based on comparisons to peer data, determined that Volterra’s non-employee director annual cash compensation approximated the 25th percentile of our compensation peer group, including the retainer for our Chairman of the Board, and our annual equity compensation approximated the 60th percentile of our compensation peer group. The combination of these elements led to a total compensation level that falls between the market 25th and 50th percentiles. Based on this data, the Compensation Committee recommended to the Board that there should be no changes to our non-employee directors’ cash compensation.

Cash Compensation Paid to Non-Employee Directors

Members of the Board who are not Volterra employees were eligible to receive the following cash compensation in connection with their service on the Board and committees of the Board. These amounts are paid in equal quarterly installments.

Annual Compensation
Chairman of the Board of Directors:	$20,000
Member of Board of Directors:	$35,000
Member of Audit Committee:	$7,000
Member of Compensation Committee:	$3,500
Member of Nominating and Governance Committee:	$2,500
Audit Committee Chair:	$15,000
Compensation Committee Chair:	$7,000
Nominating and Governance Committee Chair:	$5,000

Non-Employee Director Equity Program

Under the terms of the 2004 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”), upon being elected or appointed for the first time as a non-employee director, an individual is granted an initial option to purchase 30,000 Shares, which award vests in equal annual installments over a three-year period. The stock option grant shall be made four business days following Volterra’s next regularly scheduled release of earnings information.

In lieu of annual stock option grants, the Board has adopted a policy whereby each non-employee director would receive a restricted stock unit award under the Company’s 2004 Equity Incentive Plan (the “Incentive

Plan”) covering 3,600 Shares on the date of each annual meeting of stockholders, which award vests in full on the earlier of (i) the first anniversary of such date of grant or (ii) the day prior to the date of the first annual meeting of stockholders following the date such award was made. For newly-appointed directors, such annual grant is pro-rated depending on the length of service at the time of his or her first annual meeting of stockholders.

Volterra also maintains a policy regarding director equity awards whereby, if a non-employee director is required to resign their position on the Board as a condition of a Change in Control of Volterra (as defined under the relevant plan) and he or she will not otherwise serve as a member of the board of directors of the acquiring or surviving corporation immediately following the closing of the Change in Control, then, contingent upon the effectiveness of the Change in Control transaction, such individual’s then-outstanding equity awards will become fully vested and exercisable immediately prior to the effectiveness of the earlier of such resignation and the Change in Control transaction.

In addition, in the event of specified corporate transactions, all outstanding equity awards granted to the non-employee directors under the Directors’ Plan or the Incentive Plan may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such equity awards, then (i) with respect to any such options held by such non-employee directors then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such corporate transaction and (ii) all other such outstanding options will be terminated if not exercised prior to the effective date of the corporate transaction. In the event of specified changes in control of Volterra, the vesting and exercisability of outstanding options under the Directors’ Plan or the Incentive Plan granted to non-employee directors whose service has not terminated prior to such change in control, other than as a condition of such change in control, will be accelerated in full.

The table below sets forth, as of August 15, 2013, the number of shares subject to Stock Options held by our non-employee directors, including those for which accelerated vesting will occur, assuming for purposes of these calculations that the Acceptance Time occurred on August 15, 2013. This amount represents (i) the value of cash amounts payable in respect of unvested Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of the Stock Options by (b) the number of unvested shares subject to such Stock Option and (ii) the value of cash amounts payable in respect of restricted stock units, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the Offer Price by (b) the number of unvested shares subject to such restricted stock unit.

Name	Shares of Common Stock Subject to Options that Vest as a Result of the Merger	Total Shares of Common Stock Subject to All Options	Cash Value of Options that Vest as a Result of the Merger	Total Cash Value of All Options	Shares of Common Stock Subject to Restricted Stock Units all of which Vest as a Result of the Merger	Cash Value of Restricted Stock Units that Vest as a Result of the Merger	Total Cash Value of All Restricted Stock Units
Chris Paisley	—	47,500	—	$512,050	3,600	$82,800	$82,800
Simon Biddiscombe	30,000	30,000	$236,400	$236,400	900	$20,700	$20,700
Fu-Tai Liou	—	15,200	—	$218,576	3,600	$82,800	$82,800
Ralph Quinsey	—	—	—	—	3,600	$82,800	$82,800
Jeff Richardson	—	—	—	—	3,600	$82,800	$82,800
Edward Ross	—	42,500	—	$440,300	3,600	$82,800	$82,800
Stephen Smith	—	—	—	—	3,600	$82,800	$82,800

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all existing rights to indemnification that the former and present directors and officers of Volterra or any of its wholly-owned subsidiaries are entitled to as contained in the certificate of incorporation or bylaws of Volterra or any of its wholly-owned subsidiaries, as applicable, as in effect as of the date of the Merger Agreement, or as provided in any indemnification agreement between Volterra and any such person as in effect as of the date of the Merger Agreement that have been disclosed to Parent, with respect to any such person’s acts and omissions as a director or officer prior to the date on which Parent gains majority control of the Board, will survive the Merger and will be honored by the Surviving Corporation (and Parent shall cause the Surviving Corporation to honor them) for a period of six years from the Effective Time.

In addition, Parent has agreed that, for a period of six years from and after the Effective Time, the Surviving Corporation will maintain for the benefit of the aforementioned directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is equivalent to the Company’s existing policy. If such a policy is not available, the Surviving Corporation is required to provide the greatest coverage available; provided, however, that the Surviving Corporation will not be required to pay annual premiums in excess of a specified dollar amount agreed upon by the parties to obtain such insurance (the “Maximum Premium”), and, provided, further, that the foregoing obligation to maintain such insurance policy may be satisfied by the Company purchasing a pre-paid, non-cancellable “tail” policy prior to the Effective Time providing directors and officers with comparable coverage for the six year period, which will be subject to the Maximum Premium.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On August 15, 2013, Volterra, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the Conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Volterra without considering the entirety of public disclosure about Volterra as set forth in Volterra’s SEC filings. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9 or in other public disclosures by Volterra.

Confidentiality Agreement

On July 24, 2013, Parent and Volterra entered into a Letter Agreement, which was amended on July 24, 2013 and August 15, 2013 (as amended, the “Confidentiality Agreement”), pursuant to which the parties agreed to keep confidential certain information for the purposes of pursuing a transaction between Parent and Volterra. Additionally, Parent agreed that, subject to certain exceptions, Parent would not solicit for employment any employee of Volterra for a period of one year from the date of the Confidentiality Agreement. Parent also agreed, among other things, to certain “standstill” provisions which prohibit Parent from taking certain actions involving or with respect to Volterra for a period ending on the eighteen month anniversary of the date of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Letter Agreement and amendments thereto, which are filed as Exhibits (e)(5), (e)(6) and (e)(7), respectively, hereto and incorporated herein by reference.

(c) Arrangements among Parent, Purchaser, and Certain Executive Officers, Officers, Directors and Stockholders of Volterra.

Tender and Support Agreement

In connection with the execution and delivery of the Merger Agreement, Parent, the Purchaser and certain directors and officers of Volterra entered into the Tender and Support Agreement. A summary of the material provisions of the Tender and Support Agreement is contained in Section 12 of the Offer to Purchase. Such summary and description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(4) and is incorporated herein by reference.

The Merger Agreement and the Tender and Support Agreement have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Volterra in Volterra’s public reports filed with the SEC. The Merger Agreement and the Tender and Support Agreement and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on August 30, 2013, are incorporated herein by reference, and are not intended to provide any other factual information about Volterra. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement, except with respect to receipt of the Offer Price or the Merger Consideration, or the Tender and Support Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4.	The Solicitation or Recommendation.

(a) On August 15, 2013, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, taken together, are advisable to, fair to and in the best interest of, Volterra and its stockholders, (ii) determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL, (iii) approved and adopted the Merger Agreement and approved the Transactions, including the Offer and the Merger and resolved that the Merger shall be governed by Section 251(h) of the DGCL (“Section 251(h)”) and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (iv) resolved to recommend that the stockholders of Volterra tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, that holders of Shares adopt the Merger Agreement and approve the Merger.

(b) Background and Reason for the Recommendation

(i) Background of Offer and Merger

The Board and Volterra’s management regularly review and assess trends and conditions impacting Volterra and the markets in which Volterra competes. As part of this review, they consider ways to enhance Volterra’s financial performance and stockholder value in light of its business outlook, competitive landscape, industry developments and other relevant factors. The Board and Volterra’s management have also recognized that many of Volterra’s competitors are larger, more diversified companies, with substantially greater financial resources and capacity to invest in the development and marketing of new products and technologies. In light of these market and business dynamics, the Board and Volterra’s management have evaluated the strategic alternatives available to Volterra, including Volterra’s prospects as a standalone company.

In September 2012, Volterra management contacted Goldman, Sachs & Co. (“Goldman Sachs”) to review the current semiconductor landscape in which Volterra operates. Volterra reached out to Goldman Sachs because of its qualifications and expertise in investment banking and mergers and acquisitions, as well as its familiarity with Volterra’s industry and business. Goldman Sachs had acted as lead bookrunner in connection with Volterra’s initial public offering in 2004.

On October 15, 2012, at a meeting of the Board, representatives of Goldman Sachs discussed the semiconductor industry landscape, potential parties that might have interest in a strategic transaction with Volterra, and preliminary financial analyses of Volterra under various operating scenarios prepared by management.

In December 2012 and March 2013, Mike Burns, Senior Vice President of Finance, Chief Financial Officer and Treasurer of Volterra, and Jeffrey Staszak, President and Chief Executive Officer of Volterra, were approached by representatives of Company A regarding the semiconductor industry, and Company A’s potential interest in acquiring Volterra. In April 2013, at the initiation of the Chief Executive Officer of Company B, Mr. Staszak and the Chief Executive Officer of Company B met to discuss the semiconductor industry landscape, and potential synergies between the two companies.

On May 24, 2013, during a meeting of the Board, representatives of Volterra’s management discussed with the Board the informal interactions with Company A and Company B, and provided a review of potential strategic transaction opportunities. At the request of the Board, representatives from Goldman Sachs also reviewed with the Board preliminary financial analyses relating to possible financial scenarios with respect to the future operations of Volterra, as previously prepared by management, as well as potential partners that may have interest in a strategic transaction with Volterra. The Board and management discussed Volterra’s redirection of resources away from the consumer and portable market amidst declining revenue in this market segment, anticipated product development investment in its new energy market segment, and somewhat slower than previously expected demand in the server, storage and communications areas of Volterra’s business. The Board also reviewed and considered the financial scenarios prepared by management, including assumptions embedded in such scenarios regarding revenue, margin and other financial metrics. Following discussion, the Board instructed management to retain Goldman Sachs as its financial advisor to assist the Board in its review, consideration and evaluation of the potential strategic alternatives available to Volterra. To enable timely and efficient consideration of meaningful developments, the Board appointed four directors (Simon Biddiscombe, Christopher Paisley, Jeff Richardson and Ralph Quinsey) to serve as members of a strategic transaction committee of the Board to work with management to oversee the process of evaluating potential strategic alternatives (the “Strategic Committee”).

On May 29, 2013, the Strategic Committee held a meeting, in which it discussed with representatives of Goldman Sachs the various aspects of a potential process to assess strategic alternatives, including a strategic transaction, and identified a list of companies that may be interested in acquiring Volterra. Following a discussion of various considerations relating to such companies, including, but not limited to, such companies’ market capitalization and cash position, the Strategic Committee directed Goldman Sachs to contact 17 of the companies identified, which the Strategic Committee believed would most likely be interested in acquiring Volterra at a significant premium. After careful consideration, the Strategic Committee elected not to contact potential financial buyers because they were unlikely to be able to pay as much as strategic buyers given required financial returns and lack of synergies, and because they were unlikely to move as quickly as strategic buyers given that they were not as familiar with Volterra’s industry or business. Additionally, the Strategic Committee instructed Volterra’s management to commence drafting of initial materials for potential buyers, such as a management presentation and confidentiality agreements, and setting up a virtual data room.

On June 3, 2013, in accordance with the instructions of the Strategic Committee, representatives of Goldman Sachs began the process of contacting the 17 potential buyers. These companies were offered an opportunity to engage in exploratory meetings and discussions with members of Volterra management after signing a confidentiality agreement. Eight of the 17 companies approached, including Parent, expressed interest in meetings with Volterra’s management.

On June 7, 2013, the Strategic Committee held a meeting in which representatives of Goldman Sachs provided an update regarding the communications and discussions with the potential buyers, as well as a description of the process and the meetings scheduled with certain potential buyers. The Strategic Committee authorized Goldman Sachs to proceed with the process and the scheduling of initial meetings.

On June 14, 2013, the Strategic Committee held a telephonic meeting in which representatives of Goldman Sachs provided an update relating to the prior week discussions with the potential buyers and the meetings scheduled with such potential buyers.

Between June 17, 2013 and July 12, 2013, Mr. Staszak, Dr. Craig Teuscher, Senior Vice President and Chief Operating Officer of Volterra, Dr. Tony Stratakos, Senior Vice President and Chief Technology Officer of Volterra, and Mr. Burns met with those potential buyers that expressed interest in meeting with Volterra, including Parent and Company A, Company B, Company C, Company D, Company E, Company F and Company G. During such meetings, Volterra management, along with representatives of Goldman Sachs, provided a detailed presentation of Volterra’s business. During this period of time, Volterra’s management and representatives of Goldman Sachs also conducted multiple calls and other interactions with the various potential buyers to respond to initial diligence questions based on meetings with Volterra management.

On June 21, 2013, during a meeting of the Strategic Committee, members of Volterra management and representatives of Goldman Sachs provided an update with respect to the process and discussions with potential buyers. The Strategic Committee discussed the interests expressed by the potential buyers to proceed with further discussions regarding a potential transaction. Management then provided an update to the Strategic Committee regarding Volterra’s business outlook, competitive landscape, industry developments and other relevant factors. The Strategic Committee then requested that Goldman Sachs initiate a process whereby potential buyers would be invited to submit non-binding indications of interest to acquire Volterra.

On June 24, 2013, Parent and Volterra entered into a customary confidentiality agreement.

Between June 24, 2013 and June 28, 2013, representatives of Goldman Sachs sent process letters to eight potential buyers, inviting them to submit their non-binding indication of interest to acquire Volterra by July 12, 2013. Potential buyers were also instructed to include specified terms and conditions relating to their offer to acquire Volterra.

On June 27, 2013, members of senior management of Volterra, including Mr. Staszak, Dr. Teuscher, Dr. Stratakos and Mr. Burns met in Palo Alto, California with members of senior management of Parent, including Matt Murphy, Senior Vice President, Communications & Automotive Solutions, Bruce Kiddoo, Chief Financial Officer of Parent, Ali Mortazavi, Vice President, PSBU and Venk Nathamuni, Managing Director, Corporate Business Development for a management presentation. At the management presentation, the parties discussed, among other things, Volterra’s business, technology, sales and operations, new initiatives and financial information.

On June 28, 2013, during a meeting of the Strategic Committee, representatives of management and Goldman Sachs provided an update with respect to the meetings with potential buyers and the process, including a summary of the meetings scheduled to occur before the deadline for submitting non-binding indications of interest.

On July 8, 2012, Dr. Teuscher, Dr. Stratakos and Mr. Burns met in Palo Alto, California with Tunc Doluca, Chief Executive Officer of Parent, and Mr. Kiddoo to further discuss Volterra’s business, technology, sales and operations, new initiatives and financial information.

On July 10, 2013, representatives of Goldman Sachs provided to the potential buyers five year financial projections for Volterra on a standalone basis, as prepared by Volterra’s management.

On July 12, 2013, Parent submitted a written preliminary non-binding indication of interest to acquire Volterra at a price per share of $20, subject to certain assumptions and completion of a due diligence investigation of Volterra. Prior to submission of their indication of interest, members of Volterra’s and Parent’s management teams conducted a telephonic conference call to discuss current business updates and the financial projection scenario provided to Parent. Also on July 12, 2013, Company A, Company B, Company C and Company D submitted their preliminary non-binding indications of interest in acquiring Volterra at a price per share in the range of $17.50 to $20.

Between July 11, 2013 and August 2, 2013, Company E, Company F and Company G indicated that they were not interested in submitting an indication of interest at that time.

On July 15, 2013, the Strategic Committee held a meeting, in which representatives of Cooley and Goldman Sachs participated. Cooley reviewed the fiduciary duties of the Board in evaluating the offers received. Representatives of Goldman Sachs reviewed the five offers received and the other financial and non-financial terms and conditions included by the parties in their offers. The Strategic Committee reviewed and assessed each offer with representatives of management, Goldman Sachs and Cooley, then instructed management and Goldman Sachs to continue discussions and proceed with diligence with Parent and Companies A, B, C and D, and to seek final offers from such parties for acquiring Volterra.

On July 16, 2013, in accordance with the Strategic Committee’s instructions, representatives of Goldman Sachs called representatives of Parent and Companies A, B, C and D and invited each of them to continue participating in the process, provided feedback on the Board’s reaction to the preliminary non-binding indications of interest and requested them to provide a final offer as well as a markup of the draft merger agreement by August 8, 2013.

On July 17, 2013, the Board held a telephonic meeting in which representatives of Cooley and Goldman Sachs participated. During the meeting, representatives of Cooley reviewed the fiduciary duties of the Board in evaluating offers for acquiring Volterra. During the meeting, representatives of Goldman Sachs provided an update as to the preliminary non-binding indications of interests received by the five potential buyers and reviewed the process timeline leading up to the deadline for submitting final offers. Also on July 17, 2013, Mr. Nathamuni, along with representatives of Stifel, Nicolaus & Company, Incorporated (“Stifel”), Parent’s financial advisor and representatives of Goldman Sachs participated in a call to further discuss Parent’s indication of interest and the Board’s reaction to the indications of interest submitted by Parent and the other potential buyers.

On July 16 and 17, 2013, representatives of Goldman Sachs participated in similar calls with the other potential buyers.

On July 18, 2013, representatives of Parent and each of Company B, Company C and Company D were granted access to Volterra’s virtual data room for purposes of conducting their diligence review.

On July 19, 2013, at a regularly scheduled meeting of the Board, management provided an update as to the financial results of Volterra for the second quarter of 2013 and representatives of Goldman Sachs reviewed the process timeline leading up to the deadline for submitting final offers. Also on July 19, 2013, representatives of Goldman Sachs participated in a call with representatives of Stifel to review the due diligence process and convey the timeline as to when Volterra would provide to Parent and other potential buyers an initial draft of the merger agreement. Following the meeting of the Board, representatives of Goldman Sachs participated in similar calls with other potential buyers.

On July 21, 2013, an initial draft of the merger agreement prepared by Cooley was made available through Volterra’s virtual data room.

Between July 22, 2013 and August 8, 2013, Volterra responded to detailed diligence requests and questions with all five potential buyers, which included in-person meetings with management of Volterra and the provision of documentation via the Volterra virtual data room.

On July 23, 2013, Mark Casper, Managing Director, Legal at Parent, and Mary Fuller, Executive Director, Legal Intellectual Property at Parent, along with a representative of Chao Hadidi Stark & Barker LLP, Parent’s intellectual property counsel, attended a legal due diligence session with David Oh, Vice President and General Counsel at Volterra. On the evening of July 23, Mr. Doluca met with Mr. Staszak to discuss the potential transaction with Volterra.

On July 25, 2013, members of Parent’s management team, along with representatives from Stifel and Parent’s legal counsel, attended a due diligence meeting in Palo Alto, California with Volterra management. On the evening of July 25, Mr. Murphy met with Dr. Stratakos and Dr. Teuscher to discuss the potential transaction with Volterra.

On July 26, 2013, the Board held a meeting at which representatives of Goldman Sachs provided an update on the status of due diligence efforts with all five companies. During this meeting, management reviewed the five year financial projections which was previously provided to the five potential buyers. The Board discussed the various assumptions underlying the financial projections and requested management to provide additional background and details regarding the underlying assumptions that shaped the financial projections.

On July 31, 2013, representatives of Goldman Sachs provided a letter to the five potential buyers (including Parent) inviting the potential buyers to provide a final proposal for the acquisition of Volterra, together with a markup of the draft merger agreement by 12:00 p.m. Pacific Daylight Time on August 8, 2013. Also on July 31, 2013, representatives of Parent and its legal counsel attended diligence sessions with members of Volterra management.

On August 1, 2013, Company A requested, and Volterra granted, access to Volterra’s data room for diligence purposes.

On August 2, 2013, at a meeting of the Board, representatives of Goldman Sachs provided an update with respect to the process. Management also reviewed the five year financial projections previously presented to the Board and shared with the five potential buyers and discussed the underlying estimates and assumptions that were used to create the financial projections and the risks and uncertainties relating to such projections. Also on August 2, 2013, a representative of Stifel contacted Goldman Sachs to ask for an extension of the bid deadline to August 9, 2013.

On August 6, 2013 and August 7, 2013, officers of Parent and Volterra held due diligence sessions to discuss Volterra’s ongoing legal and tax matters and customer forecasts.

On August 8, 2013, Volterra received responses from Company A, Company B, Company C and Company D. Company A provided a verbal indication that it was unlikely to be able to pay more than $19 per Share and needed several more days to potentially submit a written proposal. Company B submitted a written proposal to acquire Volterra for $20 per Share, accompanied by a markup of the draft merger agreement and a request for Volterra to enter into an exclusivity period with Company B for three weeks. Company B’s proposal was subject to further due diligence and indicated that a portion of the cash purchase price may be funded from new debt financing. Company B indicated that its proposal was not subject to any financing condition. Company C sent a letter to Goldman Sachs terminating the discussions with Volterra and indicating it would not submit a final bid. Representatives of Company D requested an extension of the bid deadline to August 9, 2013.

On August 9, 2013, Volterra received written proposals from Parent and Company D. Parent’s proposal indicated a purchase price of $22 per Share and was accompanied by a markup of the draft Merger Agreement and a requirement to enter into exclusivity for seven days. Parent’s proposal was subject to certain confirmatory due diligence, but was not subject to any financing condition or other contingencies. Company D’s written proposal indicated a purchase price of $19 per Share and included a list of issues pertaining to the draft merger agreement in lieu of a markup and a requirement to enter into exclusivity for three weeks. Company D’s proposal was also subject to certain confirmatory due diligence, and indicated that a portion of the cash purchase price would be funded out of its existing credit facility. Company D indicated that its proposal was not subject to any financing condition. Later that day, Mr. Doluca discussed with Mr. Staszak Parent’s final proposal submitted earlier in the day. Later that day, representatives of Stifel and Goldman Sachs also participated in a call to discuss Parent’s final proposal. During the call, representatives of Goldman Sachs indicated a general timeline for the Board’s evaluation of the proposals.

On August 10, 2013, the Board held a meeting, in which representatives of Cooley and Goldman Sachs participated. Representatives of Goldman Sachs reviewed the four proposals submitted as of such time and representatives of Cooley compared key terms in the markups of the draft merger agreements provided by Parent and Company B, and the list of issues relating to the merger agreement provided by Company D. The Board discussed the submitted proposals as well as the five year financial projections for Volterra on a standalone basis. The Board noted Parent’s proposal as differentiated from the proposals made by Company A, Company B and Company D, in terms of both purchase price and timeline to announcement. The Board instructed Goldman Sachs to communicate to Parent, Company A, Company B and Company D that the purchase price was inadequate to grant any potential buyer exclusivity and that Volterra would be prepared to consider a brief exclusivity period at a purchase price of $24 per Share. Later that day, Goldman Sachs communicated to the four buyers this information, and requested that they submit revised final proposals by 5:00 p.m. Pacific Daylight Time on August 11, 2013.

On August 11, 2013, Parent submitted a revised proposal reflecting a purchase price of $23 per Share and a requirement for four days of exclusivity with the intent of announcing a transaction before the market opened on August 15, 2013. Company B submitted a revised proposal reflecting a purchase price of $21 per Share and a requirement for one week of exclusivity. Company A indicated it would not be submitting a revised proposal, and Company D indicated that it would not be able to revise its proposal until early the following week.

On August 11, 2013, during a telephonic meeting of the Board, in which representatives of Cooley and Goldman Sachs participated, the Board discussed the revised proposals and instructed Cooley, Goldman Sachs and Volterra’s management to negotiate a merger agreement with Parent on a non-exclusive basis with an intent to announce a transaction by the end of the week. Separately, the Board instructed Goldman Sachs to communicate to Company B that the terms of its proposal were inadequate with respect to the purchase price and the length of the exclusivity period.

Later that day, Goldman Sachs communicated to Stifel that the Board would not grant exclusivity to Parent as the revised proposal did not reflect the price at which the Board was prepared to grant exclusivity. Additionally, Goldman Sachs informed Stifel that the Board was prepared to engage solely with Parent, subject to achieving agreement on key issues in the draft Merger Agreement submitted by Parent with its proposal and a commitment by Parent to announce a transaction by the end of the week.

Separately, Goldman Sachs communicated the Board’s messages to representatives of Company B. Company B did not provide a further response.

Also on August 11, 2013, Mr. Staszak called Mr. Doluca and indicated that the Board would not grant exclusivity to Parent as the revised proposal did not reflect the price at which the Board was prepared to consider exclusivity, however the Board was prepared to engage solely with Parent subject to achieving agreement on material issues in the draft of the Merger Agreement provided by Parent. Later that day, representatives of Parent, Baker & McKenzie LLP (“Baker”), Parent’s legal counsel, and Stifel then participated in multiple telephonic meetings with representatives from Volterra, Cooley and Goldman Sachs to discuss Volterra’s concerns with certain key issues in the revised draft Merger Agreement submitted by Parent with its final proposal. On those calls, Parent also communicated the requirement of a written exclusivity arrangement with Parent. After discussion, the parties came to conceptual agreement on a number of the key issues in the draft Merger Agreement.

On August 12, 2013, Company D advised representatives of Goldman Sachs that it would no longer continue in the process.

On August 12, 2013, representatives of Parent and Baker and representatives of Volterra and Cooley participated in a conference call to discuss the draft Merger Agreement. Also on August 12, 2013, representatives of Stifel communicated to representatives of Goldman Sachs that Parent was not prepared to proceed with further discussions without having a written exclusivity agreement in place, but would be prepared to announce the deal before the market opens on August 15, 2013 provided that Volterra entered into a written exclusivity agreement with Parent. Later that day, the Board held a telephonic meeting to discuss the exclusivity request of Parent. In deciding to grant Parent a short exclusivity period, the Board considered Parent’s proposal of $23 per Share relative to Company B’s proposal, the progress made on achieving agreement on key issues in the draft Merger Agreement and Parent’s intended timeline to announcement. In accordance with the Board’s instructions, an exclusivity arrangement through 7:00 am Pacific Daylight Time on August 15, 2013 was executed with Parent.

On the evening of August 12, 2013, representatives of Parent, Stifel and Baker participated in a conference call with Mr. Oh to discuss the confirmatory due diligence to be completed by Parent prior to the signing of the Merger Agreement.

During the period from August 12, 2013 through the date of execution of the Merger Agreement, the management teams and legal advisors of Volterra and Parent negotiated the terms and provisions of the Merger Agreement, including, among other things, the termination provisions, Parent’s right to terminate the Merger Agreement in the event of a material adverse effect, the termination fee and transaction expenses provisions, the non-solicitation covenants, the Board of Directors’ ability to change its recommendation to the stockholders of Volterra and other representations, warranties and covenants. During that period, a number of drafts of the Merger Agreement were exchanged and negotiated between the parties and Volterra’s and Parent’s respective legal advisors participated in numerous conference calls. Also during that period, the parties negotiated a draft tender and support agreement to be entered into by the directors and executive officers of Volterra and a draft of an amendment to the confidentiality agreement that was previously executed between Volterra and Parent on June 24, 2013.

On August 14, 2013, representatives of Cooley and Baker continued to exchange and discuss comments to the draft Merger Agreement. Also on August 14, 2013, representatives of Goldman Sachs and Stifel discussed the remaining issues in the draft Merger Agreement. Later that evening, Mr. Kiddoo and Mr. Burns held several calls to resolve the remaining issues in the Merger Agreement. Among other things, Parent and Volterra agreed to a termination fee of $21 million plus reimbursement of related transaction expenses of up to $6 million.

At midnight on August 15, 2013, the Board held a telephonic meeting with Volterra’s management and legal and financial advisors. During the meeting, representatives of Cooley reviewed fiduciary duty considerations in the context of a proposed sale of Volterra for cash. Cooley also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, treatment of equity awards, the process for consummating the merger pursuant to Section 251(h) of the DGCL, the inclusion of a top-up option as a back-up, required regulatory approvals, the non-solicitation clause and fiduciary exceptions that would permit Volterra to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Parent’s matching rights, the change in Board recommendation section, termination provisions, termination fee, expense reimbursement and circumstances under which the termination fee and expense reimbursement would be payable. Representatives of Cooley also reviewed the Tender and Support Agreement. The Board asked questions and discussed the Merger Agreement and related documentation. Representatives of Goldman Sachs made a presentation of its financial analysis of the merger consideration and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 15, 2013, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in the opinion, the $23.00 per Share in cash to be paid pursuant to the Merger Agreement to holders of shares (other than Parent and its affiliates) was fair from a financial point of view to such holders. After further discussion, the Board unanimously determined that the Merger Agreement and the transactions contemplated therein, including the tender offer and the merger, are advisable to, and in the best interest of, Volterra and its stockholders, approved the execution, delivery and performance by Volterra of the Merger Agreement and the consummation of the transactions contemplated therein, including the tender offer and the merger, and resolved to recommend that the stockholders of Volterra tender their shares pursuant to the tender offer and, if applicable, approve the adoption of the Merger Agreement and the transactions contemplated therein.

Subsequently, the parties concluded negotiations and finalized the Merger Agreement, which was executed early in the morning on August 15, 2013. Before the opening of the U.S. markets on August 15, 2013, the Merger Agreement and Tender and Support Agreement were signed by the parties and Volterra and Parent issued a joint press release announcing their execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(ii) Reasons for Recommendation

On August 15, 2013, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, taken together, are advisable to, fair to and in the best interest of, Volterra and its stockholders, (ii) determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL, (iii) approved and adopted the Merger Agreement and approved the Transactions, including the Offer and the Merger, and resolved that the Merger shall be governed by Section 251(h) and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (iv) resolved to recommend that the stockholders of Volterra tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Our Board considered numerous factors, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Volterra stockholders:

•	the Offer is paid in cash providing certainty, immediate value and liquidity to our stockholders;

•	the $23.00 per share, without interest, Offer Price represents approximately a 55.4% premium to the closing price of $14.80 per share on August 14, 2013, the last full trading day before the Transactions were approved by our Board, and approximately a 50.7% premium to the 1-month average stock price;

•	the belief of our Board, after a careful review of strategic alternatives and discussions with Volterra management and its advisors, that the Offer Price is more favorable to the stockholders of Volterra than the potential value that might have resulted from other strategic opportunities potentially available to Volterra, including continuing to operate as a standalone company;

•	the belief of our Board that, as a result of arm’s length negotiations with Parent and Purchaser, Volterra and its representatives had negotiated the highest price per Share that Parent was willing to pay for Volterra and that the terms of the Merger Agreement include the most favorable terms to Volterra in the aggregate to which Parent and Purchaser were willing to agree;

•	our Board’s assessment that Volterra was unlikely in the near future to increase stockholder value as a standalone company above the Offer Price, given the risks and uncertainties in our business, including the fact that our net revenue has declined in the six months ended June 30, 2013, in comparison to recent periods as we de-emphasize our business in the consumer and portable market, and that our future net revenue growth is dependent on our continued strength in the server and storage market and obtaining new or enhanced revenue in the networking and communications, solar and battery and markets, which in turn is dependent on many factors, many of which are outside of our control, including the system power requirements and architecture of new products that may use our semiconductors, achieving and maintaining technological advantages over competitors, obtaining design wins for new products, cyclical developments in the semiconductor industry and the success of our customers in selling products that use our semiconductors.

•	the belief of our Board that Volterra had engaged in a reasonable process designed to obtain the best available value for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Volterra if such parties were interested in a strategic transaction;

•	the opinion delivered by Goldman Sachs that, as of August 15, 2013 and based upon and subject to the factors and assumptions set forth therein, the $23.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described under the caption “Opinion of Volterra’s Financial Advisor”;

•	the fact that the Offer is structured as a tender offer, which can be completed, and cash can be delivered to Volterra’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•	the fact that the Purchaser must, at the election of Volterra, extend the Offer for one or more periods until March 14, 2014, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price with cash;

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase the Shares pursuant to the Offer and to consummate the Merger;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the conclusion of our Board that the termination fee of $21 million plus reimbursement of Parent transaction expenses of up to $6 million and the circumstances when such termination fee and expense reimbursement may be payable by Volterra are reasonable in light of the benefit of the Offer and the other Transactions;

•	the ability of our Board under the Merger Agreement to withdraw or modify its recommendation that Volterra’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Volterra’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee and expense reimbursement and the related ability for any other party to approach Volterra if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to Volterra’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Our Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that Volterra’s stockholders will not participate in any potential future benefit from owning our business, including the benefits of our new market initiatives;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Volterra’s operations and employees and our ability to retain employees;

•	the fact that our executive officers and members of our Board may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally; and

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	Volterra will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Volterra may have lost potential business and employees after announcement of the Offer;

•	Volterra’s business may be subject to significant disruption;

•	Volterra’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•	the $21 million termination fee plus transaction expense of up to $6 million reimbursement payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee and expense reimbursement to deter other potential acquirers from publicly making a competing offer for Volterra that might be more advantageous to Volterra’s stockholders, and the impact of the termination fee and expense reimbursement on Volterra’s ability to engage in certain other transactions for twelve months from the date of the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by Volterra’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Volterra’s business prior to the consummation of the Merger, which may delay or prevent Volterra from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board in consideration of its recommendation. In view of the wide variety of factors considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii) Certain Financial Projections

Volterra does not, as a matter of course, publicly disclose long term forecasts or internal projections as to potential future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with presenting our growth opportunities to potential buyers, and in our consideration of strategic alternatives for Volterra, our management prepared financial projections for 2013 through 2017 that reflected the results that management believed could reasonably be achieved if we were to remain independent. We provided these projections to Parent and other potential buyers. We also provided these projections to our Board, and to Goldman Sachs, our financial advisor. We directed Goldman Sachs to rely on these projections in connection with its financial analyses and opinion.

The information set forth below is included solely to give Volterra’s stockholders access to certain financial projections that were made available to Parent, our Board and Goldman Sachs. It is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections contained estimates of future net revenue, estimates of earnings before interest, taxes, depreciation and amortization or EBITDA (calculated as net revenue minus cost of goods sold, minus total operating expense (excluding stock-based compensation) plus depreciation and amortization) and earnings before interest and taxes or EBIT (calculated as EBITDA minus depreciation and amortization). The financial projections also included estimates of future unlevered free cash flow (calculated as EBIT minus stock-based compensation (as if paid in cash), minus cash taxes, minus increases in working capital and minus capital expenditures, plus depreciation and amortization). The financial projections reflected numerous estimates and assumptions made by Volterra’s management with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to Volterra’s business, all of which were difficult to predict and many of which were beyond Volterra’s control. The financial projections of Volterra as a standalone company were not prepared in accordance with GAAP, and they excluded stock-based compensation expense. EBIDTA and EBIT were not prepared in accordance with GAAP. Free cash flow is also not a GAAP financial measure. The financial projections assumed 14.6% compounded annual growth in net revenue in the years 2013 through 2017. As a result of assumed revenue growth, assumed gross margin expansion and assumed operating leverage, projected future EBIT margin expanded to 28.4% in 2016 and 31.4% in 2017, from an average EBIT margin of 18.9% achieved by Volterra in the last five years. The projections assumed cash income taxes at a rate of 3% for 2013 and 2014 and 4% for 2015 through 2017.

In addition to management’s financial projections, management also reviewed certain operating sensitivities in the financial projections in order to consider the downside impact of a potential failure to achieve the projected revenue growth rate from 2016 to 2017 and/or the failure to achieve expected improvements in operating or EBIT margin in 2017 through gross margin expansion and increased scale. Achievement of the projected increase in revenue and projected improvements in operating or EBIT margin are subject to significant risks, including:

•	Customer product cycles could be delayed.

•	Demand for the electronic systems into which our products are incorporated could decrease.

•	Our target markets could grow at a rate slower than projected, or not at all.

•	Technological requirements such as power levels and architectures in any particular market could change in a way that decreases the advantages and benefits that our products can provide.

•	A future economic downturn could significantly harm our business or reduce our revenue.

•	We could be unsuccessful in competing with current and future competitors, many of which have longer operating histories, greater name recognition, complementary product offerings, a larger customer base, longer relationships with customers and distributors, and significantly greater financial, sales, marketing, manufacturing, distribution, technical and other resources than we do.

•	Any of the small number of customers on which we depend for substantially all of our net revenue could switch suppliers or significantly reduce orders from us which could significantly reduce our net revenue and adversely affect our operating results.

•	We have no assurance that the expenditures for new markets will results in products that would be broadly adopted or that can effectively compete for these new market opportunities.

•	Increased competition could result in price pressure, reduced profitability, and loss of market share, any of which could seriously harm our business, revenue, and operating results.

•	The average selling prices of our products could decrease rapidly, which could negatively impact our net revenue and operating results.

•	If we did not effectively manage our future growth, our resources, systems, and controls could be strained and our operating results could suffer.

The financial projections reflected subjective judgments in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that Volterra, or anyone who received the projections then considered, or now considers, the projections to be material information about Volterra or necessarily predictive of actual future events, and this information should not be relied upon as such. Volterra views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. Volterra does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of them are or become inaccurate (either in the short or longer term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Volterra in its public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

Management Case Projections

(in millions)

($ Millions, except EPS)	2013	2014	2015	2016	2017
Revenue	$148.0	$164.0	$167.0	$188.0	$255.0
EBITDA	$24.3	$37.3	$43.2	$58.1	$86.4
EBIT	$20.3	$33.2	$39.0	$53.4	$80.0
Cash Taxes	$(0.3)	$(0.7)	$(1.1)	$(1.7)	$(2.6)
Depreciation and Amortization	$4.0	$4.1	$4.2	$4.7	$6.4
Stock-based compensation	$(11.3)	$(10.6)	$(10.9)	$(11.7)	$(16.2)
Change in working capital	$2.2	$1.1	$0.5	$(2.6)	$(9.2)
Capital expenditures	$(4.4)	$(4.9)	$(5.0)	$(5.6)	$(7.7)
Unlevered Free Cash Flow	$10.5	$22.2	$26.7	$36.4	$50.8
Non-GAAP EPS ($ per share)	$0.80	$1.27	$1.48	$1.98	$2.89

Reconciliation to GAAP EBIT:
($ Millions)	2013	2014	2015	2016	2017
EBITDA	$24.3	$37.3	$43.2	$58.1	$86.4
Less: Depreciation & Amortization	$(4.0)	$(4.1)	$(4.2)	$(4.7)	$(6.4)
EBIT	$20.3	$33.2	$39.0	$53.4	$80.0
Less: Stock-based Compensation	$(11.3)	$(10.6)	$(10.9)	$(11.7)	$(16.2)
GAAP EBIT	$9.0	$22.6	$28.1	$41.7	$63.8

Reconciliation to GAAP earnings per share (EPS):
($ per Share)	2013	2014	2015	2016	2017
Non-GAAP EPS	$0.80	$1.27	$1.48	$1.98	$2.89
Less: Stock-based Compensation	$(0.44)	$(0.41)	$(0.42)	$(0.44)	$(0.60)
GAAP EPS	$0.36	$0.86	$1.06	$1.54	$2.29

(iv) Intent to Tender

To our knowledge, after making reasonable inquiry, and as required by the Tender and Support Agreement, all of our executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, certain directors and officers of Volterra have entered into the Tender and Support Agreement, pursuant to which each has agreed, in his or its capacity as a stockholder of Volterra, to tender all of his, her or its Shares, as well as any additional Shares that he, she or it may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Tender and Support Agreement will terminate upon the earlier of (i) the Effective Time, (ii) the date of termination of the Merger Agreement, (iii) without the prior written consent of the executive officer or director who is a party to the Tender and Support Agreement, the entry into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or merger consideration, (iv) mutual consent of the parties to the Tender and Support Agreement, (v) the termination of the Tender and Support Agreement by written notice from Parent to the stockholders who are parties thereto, (vi) the termination or withdrawal of the Offer by Parent or Purchaser, or (vii) the expiration of the Offer without Purchaser having accepted for payment Shares validly tendered in the Offer. As of August 15, 2013, the outstanding Shares subject to the Tender and Support Agreement represented approximately 2% of the total outstanding Shares.

(v) Opinion of Volterra’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of August 15, 2013 and based upon and subject to the factors and assumptions set forth therein, the $23.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 15, 2013 which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, which are referred to as the “Forecasts.”

Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts were reasonably prepared on a basis reflecting the best then currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of its opinion, of the $23.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $23.00 per Share in cash to be paid to the holders (other than Parent or its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company’s Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 14, 2013, the last trading day before the public announcement of the Transactions and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the Company’s common stock for the nine-year period from July 29, 2004 to August 14, 2013. In addition, Goldman Sachs analyzed the consideration to be paid to holders of the Company’s common stock pursuant to the Merger Agreement in relation to the current, one month, three months, six months and latest twelve months average market prices and the 52-week high market price of the Company’s common stock.

This analysis indicated that the price per share to be paid to the Company’s stockholders pursuant to the Merger Agreement represented:

•	a premium of 55.4% based on the closing market price on August 14, 2013 of $14.80 per share;

•	a premium of 50.7% based on the latest one month average closing market price of $15.26 per share;

•	a premium of 58.4% based on the latest three months average closing market price of $14.52 per share;

•	a premium of 60.4% based on the latest six months average closing market price of $14.34 per share;

•	a premium of 37.6% based on the latest twelve months average closing market price of $16.71 per share; and

•	a discount of 9.7% based on the latest 52-week high closing market price of $25.47 per share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor industry, separated into the Small Cap Analog group and the Large Cap Analog group (collectively, the “selected companies”):

Small Cap Analog group:

•	International Rectifier Corporation

•	Intersil Corporation

•	Micrel, Incorporated

•	Monolithic Power Systems, Inc.

•	Power Integrations, Inc.

•	Semtech Corporation

•	Silicon Laboratories Inc.

Large Cap Analog group:

•	Analog Devices, Inc.

•	Infineon Technologies AG

•	Linear Technology Corporation

•	Maxim Integrated Products, Inc.

•	Texas Instruments Incorporated

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of August 14, 2013, information it obtained from SEC filings and estimates from the Institutional Brokers Estimate System (“IBES”). The multiples and ratios of the Company were based on the median of Wall Street research estimates updated or confirmed since the Company’s 2013 second quarter earnings announced on July 22, 2013 (“Street Estimates”). The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated calendar year 2014 revenue; and

•	enterprise value as a multiple of estimated calendar year 2014 earnings before interest, taxes and depreciation and amortization, or “EBITDA”.

The results of these analyses are summarized as follows:

Enterprise value as a multiple of:	Small Cap Analog Group		Large Cap Analog Group		The Company
	Range	Median	Range	Median
CY 2014E Revenue	1.3x-3.9x	2.4x	1.4x-6.0x	3.6x	1.5x
CY 2014E EBITDA	7.3x-14.5x	10.8x	5.5x-11.7x	10.4x	9.4x

Goldman Sachs also calculated the selected companies’ estimated calendar year 2014 price/earnings ratios. The following table presents the results of this analysis:

Price / Earnings Ratio	Small Cap Analog Group		Large Cap Analog Group		The Company
	Range	Median	Range	Median
CY 2014E EPS	11.7x-20.8x	18.7x	15.7x-18.7x	17.8x	18.0x

Goldman Sachs also considered the compound annual growth rate of revenue from calendar year 2012 to estimated calendar year 2014, the estimated calendar year 2014 gross margin, and the estimated calendar year 2014 operating margin for the selected companies.

The following table presents the results of this analysis:

	Small Cap Analog Group		Large Cap Analog Group		The Company
	Range	Median	Range	Median
CY 2012A-14E Revenue CAGR	(1.0)%-13.6%	6.2%	0.5%-7.8%	4.6%	(5.5)%
CY 2014E Gross Margin	53.7%-61.6%	55.1%	37.5%-76.3%	62.2%	59.3%
CY 2014E Operating Margin	7.9%-27.8%	19.5%	13.5%-48.7%	26.7%	14.7%

Analysis at Various Prices. Goldman Sachs performed certain analyses, based on the Forecasts and Street Estimates. Assuming a price of $14.80 per share of the Company’s common stock, which was the closing market price for the Company’s common stock on August 14, 2013, and the per-share value of the consideration of $23.00 offered pursuant to the Merger Agreement, Goldman Sachs calculated for the Company the implied equity value (on a diluted basis) and implied enterprise value, the ratio of implied enterprise value to revenues, the ratio of implied enterprise value to EBITDA, and the ratio of price to earnings. The following table presents the results of Goldman Sachs’ analysis (dollar amounts in millions, except for price per share):

	Closing Price on August 14, 2013	Offer
Price per share	$14.80	$23.00
Implied equity value	$392	$633
Implied enterprise value	$237	$478

	Forecasts	Street Estimates	Forecasts	Street Estimates	Small Cap Analog	Large Cap Analog
Implied enterprise value / revenues
CY 2013E	1.6x	1.6x	3.2x	3.2x	2.6x	3.8x
CY 2014E	1.4x	1.6x	2.9x	3.2x	2.4x	3.6x
Implied enterprise value / EBITDA
CY 2013E	9.7x	10.0x	19.7x	20.2x	13.4x	10.8x
CY 2014E	6.3x	10.0x	12.8x	20.2x	10.8x	10.4x
Price to earnings ratio
CY 2013E	18.5x	20.3x	28.7x	31.5x	21.6x	21.1x
CY 2014E	11.6x	18.0x	18.1x	28.0x	18.7x	17.8x

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the semiconductor industry since February 2009 (collectively, the “selected transactions”):

•	Apple Inc./AuthenTec, Inc. (announced July 2012)

•	Microchip Technology Incorporated/Standard Microsystems Corporation (announced May 2012)

•	Skyworks Solutions, Inc./Advanced Analogic Technologies (announced May 2011)

•	Synopsys, Inc. /Magma Design Automation, Inc. (announced November 2011)

•	Microsemi Corporation/Zarlink Semiconductor, Inc. (announced July 2011)

•	Broadcom Corporation/NetLogic Microsystems, Inc. (announced September 2011)

•	Texas Instruments Incorporated/National Semiconductor Corporation (announced April 2011)

•	MediaTek Inc./Ralink Technology Corp. (announced March 2011)

•	CSR plc/Zoran Corporation (announced February 2011)

•	QUALCOMM Incorporated/Atheros Communications, Inc. (announced January 2011)

•	Microsemi Corporation/Actel Corporation (announced October 2010)

•	Zoran Corporation/Microtune, Inc. (announced September 2010)

•	Intel Corporation/McAfee, Inc. (announced August 2010)

•	Synopsys, Inc./Virage Logic Corporation (announced June 2010)

•	Microsemi Corporation/White Electronic Designs Corporation (announced March 2010)

•	Intersil Corporation/Techwell, Inc. (announced March 2010)

•	Microchip Technology Incorporated/Silicon Storage Technology, Inc. (announced February 2010

•	ON Semiconductor Corporation/California Micro Devices Corporation (announced December 2009)

•	Atheros Communications/Intellon Corporation (announced September 2009)

•	Intel Corporation/Wind River Systems, Inc. (announced June 2009)

•	Integrated Device Technology, Inc./Tundra Semiconductor Corporation (announced April 2009)

•	Exar Corporation/hi/fn, inc. (announced February 2009)

•	CSR plc/SiRF Technology Holdings, Inc. (announced February 2009)

For each of the selected transactions, Goldman Sachs calculated and compared the premium paid in relation to the closing market price per share of the target company one day prior to announcement, the implied enterprise value as a multiple of the target company’s one-year forward revenue estimate based on IBES, and the implied equity value as a multiple of the target company’s one-year forward net income estimate based on IBES. While none of the companies that participated in the selected transactions is directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile

The following table presents the results of this analysis:

	Selected Transactions		Offer*
	Range	Median
Premium over Undisturbed Price	4.5%-77.7%	42.3%	55.4%
EV/One-Year Forward Revenue	0.5x-7.4x	1.9x	3.2x
EV/One Year Forward Net Income	14.4x-79.1x	21.5x	28.0x

*	The Company multiples are based on the median of Wall Street research estimates for calendar year 2014 updated or confirmed since the Company’s 2013 second quarter earnings announced on July 22, 2013.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of the Company’s common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts for each of the calendar years 2015 and 2016. Goldman Sachs first calculated the implied values per share of common stock as of December 31 for each of the calendar years 2014 and 2015, by applying illustrative price to 1-year forward earnings per share multiples of 13.0x to 19.0x to earnings per share of common stock estimates for each of the calendar years 2015 and 2016, and then discounted these theoretical future values of the Company’s equity on a per share basis to present values 1.4 and 2.4 years, respectively to July 31, 2013, using illustrative discount rates ranging from 12.5% to 14.5%, reflecting estimates of the Company’s cost of equity and taking into account a size premium. This analysis resulted in a range of implied present values of $15.88 to $23.80 per share of common stock for the Company’s calendar year 2015 earnings per share of common stock estimate and $18.60 to $28.37 per share of common stock for the Company’s calendar year 2016 earnings per share of common stock estimate.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2013 through 2017 using discount rates ranging from 12.5% to 14.5%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs calculated implied prices per share of the Company’s common stock using illustrative terminal values in the year 2017 based on perpetuity growth rates ranging from 3.0% to 5.0% to terminal year projected free cash flow and illustrative discount rates ranging from 12.5% to 14.5%, which implied one-year forward EBITDA multiples of 6.2x to 9.5x. These analyses resulted in a range of implied present values per share of the Company’s common stock of $20.03 to $26.43.

Goldman Sachs also calculated implied prices per share of the Company’s common stock using illustrative terminal values in the year 2017 based on multiples ranging from 7.0x LTM EBITDA to 9.0x LTM EBITDA and illustrative discount rates ranging from 12.5% to 14.5%, which implied perpetuity growth rates ranging from 2.5% to 6.4% to terminal year projected free cash flow. These analyses resulted in a range of implied present values per share of the Company’s common stock of $21.31 to $25.68.

In addition, Goldman Sachs also performed an illustrative downside sensitivity analysis to illustrate the effect of different assumptions for calendar years 2016-2017 revenue growth and calendar year 2017 operating margin. The sensitivity adjustments to calendar years 2016-2017 revenue growth ranged from 0.0% to 35.6%. The sensitivity adjustments to calendar year 2017 operating margin ranged from 15.8% to 31.4%. This analysis, assuming a 13.5% discount rate and a perpetuity growth rate of 4.0% (representing the midpoints of the discount rates and perpetuity growth rates utilized in the illustrative discounted cash flow analysis described above), resulted in a range of implied present values per share of the Company’s common stock of $12.57 to $22.60.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares of the $23.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $23.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company’s Board of Directors. Goldman Sachs provided advice to the Company during these negotiations.

Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions contemplated by the Merger Agreement. Goldman Sachs also has provided certain investment banking services to Parent and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Parent’s 3.375% Senior Notes due 2023 (aggregate principal amount $500 million) in March 2013. During the two year period ended August 15, 2013, the Investment Banking Division of Goldman Sachs has received compensation for services provided to Parent and its affiliates of approximately $770,000. Goldman Sachs may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company’s Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated May 24, 2013, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $8.5 million for its advisory services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated May 24, 2013, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $8.5 million for its advisory services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. The discussion pertaining to the retention of Goldman Sachs by the Company included above in “Item 4. The Solicitation or Recommendation – Opinion of Volterra’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Volterra nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Volterra on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

During the 60 days prior to the date of this Schedule 14D-9, no Stock Options or restricted stock units were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued Shares to holders of vested Stock Options to purchase Common Stock other than executive officers and directors upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(d) Subject Company Negotiations

(i) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Volterra, any subsidiary of Volterra or any other person.

(ii) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Volterra or any subsidiary of Volterra, (ii) any purchase, sale or transfer of a material amount of assets by Volterra or any subsidiary of Volterra or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Volterra.

(iii) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Volterra receives an unsolicited acquisition proposal. The information set forth in Section 12 of the Offer to Purchase under the heading “No Solicitation Provision” is incorporated herein by reference.

(iv) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volterra and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volterra and its Executive Officers, Directors and Affiliates —Director Compensation”

Top-Up Option

If prior to the Effective Time, Parent and Volterra determine that the Merger is ineligible to be effected pursuant to Section 251(h) then, contingent and effective upon the occurrence of such determination and the Acceptance Time, Volterra has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from Volterra the number of newly-issued, fully paid and non-assessable Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes at least one share more than 90% of the number of Shares that are then issued and outstanding taking into account the issuance of all Shares to be issued upon exercise of the Top-Up Option.

The Top-Up Option shall be exercisable by Purchaser from and after the Acceptance Time and prior to the earlier to occur of the Effective Time and the valid termination of the Merger Agreement. The Top-Up Option may be exercised by Purchaser, if (i) the determination that the Merger is ineligible to be effected pursuant to Section 251(h) has been made, (ii) all of the Offer Conditions have been satisfied or (to the extent permitted) waived, (iii) at the time of exercise of the Top-Up Option, the number of Shares owned by Parent or Purchaser immediately following the Acceptance Time does not constitute at least one share more than 90% of the number of Shares that are then issued and outstanding, (iv) the exercise of the Top-Up Option would result in Parent or Purchaser owning at least one share more than 90% of the number of Shares that are then issued and outstanding taking into account the issuance of all Shares to be issued upon exercise of the Top-Up Option and (v) the exercise of the Top-Up Option would not violate any applicable law. The Top-Up Option may not be exercised if the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not reserved or otherwise committed to be issued. Also, the Top-Up Option may not be exercised if Purchaser has not accepted for payment all Shares validly tendered in the Offer and not withdrawn.

The aggregate purchase price payable for Shares being purchased by Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price. Without the prior written consent of Parent, the right to exercise the Top-Up Option granted pursuant to the Merger Agreement may be exercised only once.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger

On August 15, 2013, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, taken together, are advisable to, fair to and in the best interest of, Volterra and its stockholders, (ii) determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL, (iii) approved and adopted the Merger Agreement and approved the Transactions, including the Offer and the Merger and resolved that the Merger shall be governed by Section 251(h) and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (iv) resolved to recommend that the stockholders of Volterra tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Under Section 251(h), if Purchaser acquires a majority of the outstanding Shares, Purchaser will be able to effect the Merger. If Section 251(h) is not available, then under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, determined on a fully diluted basis, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by our stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware to effect the Merger.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Board of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203, our Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Volterra who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of Volterra to notify stockholders of their appraisal rights will depend on how the Merger is effected. If the Merger is effected as expected under Section 251(h) without holding a stockholder meeting or if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. If for some unexpected reason the Merger cannot be effected pursuant to Section 251(h) and a meeting of Volterra’s stockholders is held to approve the Merger, Volterra will be required to send a notice not less than 20 days prior to the Merger to each stockholder of record on the record date established for the stockholder meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL

BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain proposed acquisitions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s proposed acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on August 22, 2013, and the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on September 6, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. Parent may elect to withdraw and re-file its Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. Only one extension of the applicable waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and Volterra’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Volterra and/or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the possibility that the transaction may not be timely completed, if at all; and that, prior to the completion of the transaction, if at all, our business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2012 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Volterra with the SEC by contacting Investor Relations at 47467 Fremont Boulevard Fremont, CA 94538-6537, Phone (510) 743-1200 or by email through Volterra’s investor relations page at http://http://investor.volterra.com/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 30, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Maxim Integrated Products, Inc. and Victory Merger Sub, Inc., filed with the Securities and Exchange Commission on August 30, 2013 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Maxim Integrated Products, Inc. and Volterra Semiconductor Corporation, dated August 15, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Volterra Semiconductor Corporation on August 15, 2013).

(a)(5)(B)	Summary Advertisement published in the New York Times on August 30, 2013 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(C)	Opinion, dated August 15, 2013, of Goldman, Sachs & Co. to the Board of Directors of Volterra Semiconductor Corporation (incorporated by referenced to Annex I attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of August 15, 2013, by and among Volterra Semiconductor Corporation, Maxim Integrated Products, Inc. and Victory Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Volterra Semiconductor Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2013).

(e)(2)	Volterra Semiconductor Corporation Executive Severance Benefit Plan (incorporated herein by reference to Volterra Semiconductor Corporation’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 28, 2010).

(e)(3)	Form of Indemnity Agreement between Volterra Semiconductor Corporation and its directors and executive officers (incorporated by reference to Volterra Semiconductor Corporation’s Volterra Semiconductor Corporation’s Registration Statement on Form S-1 (No. 333-115614), as filed with the Securities and Exchange Commission on May 19, 2004, as amended).

(e)(4)	Tender and Support Agreement, dated August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and certain stockholders of Volterra Semiconductor Corporation (incorporated by reference to Exhibit 2.2 to Volterra Semiconductor Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2013).

(e)(5)	Letter Agreement, dated June 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.

(e)(6)	Amendment to Letter Agreement, dated July 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.

Exhibit No.	Description

(e)(7)	Amendment to Letter Agreement, dated August 15, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.

(e)(8)	Pertinent portions from Volterra Semiconductor Corporations proxy statement on Schedule 14A filed with the SEC on March 18, 2013 (incorporated by reference as provided in Item 3 hereof)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLTERRA SEMICONDUCTOR CORPORATION

By:	/s/ Jeffrey Staszak
Name:	Jeffrey Staszak
Title:	President and Chief Executive Officer

Dated: August 30, 2013

Annex I — Opinion, dated August 15, 2013, of Goldman, Sachs & Co. to the Board of Directors of Volterra Semiconductor Corporation.

Annex II — Section 262 of the Delaware General Corporation Law.

Annex I

Opinion of Goldman, Sachs & Co. to the Board of Directors of Volterra Semiconductor Corporation

200 West Street | New York, New York  10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

August 15, 2013

Board of Directors

Volterra Semiconductor Corporation

47467 Fremont Boulevard

Fremont, CA 94538

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Maxim Integrated Products, Inc. (“Maxim”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Volterra Semiconductor Corporation (the “Company”) of the $23.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 15, 2013 (the “Agreement”), by and among Maxim, Victory Merger Sub, Inc., a wholly owned subsidiary of Maxim (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $23.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Maxim, Acquisition Sub or any other wholly owned subsidiary of Maxim and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $23.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Maxim, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain investment banking services to Maxim and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Maxim’s 3.375% Senior Notes due 2023 (aggregate principal amount $500 million) in March 2013. We may also in the future provide investment banking services to the Company, Maxim, and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors

Volterra Semiconductor Corporation

August 15, 2013

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Maxim and its affiliates) of Shares, as of the date hereof, of the $23.00 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $23.00 per Share in cash to be paid to the holders (other than Maxim and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Maxim or the ability of the Company or Maxim to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to

Board of Directors

Volterra Semiconductor Corporation

August 15, 2013

whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $23.00 per Share in cash to be paid to the holders (other than Maxim and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex II

Section 262 of the Delaware General Corporation Law

Delaware - Corporation Service, Delaware 262, APPRAISAL RIGHTS.

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (3) of this subsection, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1)

Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2)

Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)

Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 72, L. ‘13, eff. only with respect to transactions consummated pursuant to agreements entered into after August 1, 2013 (or, in the case of mergers pursuant to Section 253, resolutions of the board of directors adopted after August 1, 2013), and appraisal proceedings arising out of such transactions, and by Ch. 122, L. ‘13, eff. 8-1-13.)

Ch. 72, L. ‘13, eff. as stated above, added matter in italic in paragraph (b)(1) and new paragraph (b)(4). Ch. 122, L. ‘13, eff. 8-1-13, added matter in italic in paragraph (b), (b)(3), and (d)(2).